UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 --------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. )


                              LAWSON PRODUCTS, INC.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
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                         (Title of Class of Securities)

                                   520776 10 5
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                                 (CUSIP Number)

                                   Ronald Port
                              Lawson Products, Inc.
                              1666 East Touhy Road
                           Des Plaines, Illinois 60018
                            Tel. No.: (847) 827-9666

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                               SEPTEMBER 30, 2003
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

                                  SCHEDULE 13D

                             CUSIP No. 520776 10 5
                             ---------------------

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1    NAME OF REPORTING PERSON
         RONALD PORT
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [ X]
                                                                  (b)  [  ]

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3    SEC USE ONLY

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4    SOURCE OF FUNDS                                              PF

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                               [  ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED STATES OF AMERICA

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                                            7    SOLE VOTING POWER
NUMBER OF SHARES                                    16,615
BENEFICIALLY                                ------------------------------------
OWNED BY EACH                               8    SHARED VOTING POWER
REPORTING PERSON                                 3,011,436

WITH                                        ------------------------------------
                                            9    SOLE DISPOSITIVE POWER
                                                 16,615
                                            ------------------------------------
                                            10   SHARED DISPOSITIVE POWER
                                                 3,011,436

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,028,051

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                             [  ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         31.9% BASED ON 9,490,111 SHARES OF COMMON STOCK OUTSTANDING AS OF JULY 15, 2003

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14   TYPE OF REPORTING PERSON
         IN
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


                                  SCHEDULE 13D

                             CUSIP No. 520776 10 5
                             ---------------------

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1    NAME OF REPORTING PERSON
         ROBERTA PORT WASHLOW

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [ X]
                                                                  (b)  [  ]

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3    SEC USE ONLY

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4    SOURCE OF FUNDS                                              PF

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                               [  ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED STATES OF AMERICA

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                                            7    SOLE VOTING POWER
NUMBER OF SHARES                                 22,471
BENEFICIALLY                                ------------------------------------
OWNED BY EACH                               8    SHARED VOTING POWER
REPORTING PERSON                                 3,011,436

WITH                                        ------------------------------------
                                            9    SOLE DISPOSITIVE POWER
                                                 22,471

                                            ------------------------------------
                                            10   SHARED DISPOSITIVE POWER
                                                 3,011,436

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,033,907

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                             [  ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         31.9% BASED ON 9,490,111 SHARES OF COMMON STOCK OUTSTANDING AS OF JULY 15, 2003

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14   TYPE OF REPORTING PERSON
         IN
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


                                  SCHEDULE 13D

                             CUSIP No. 520776 10 5
                             ---------------------

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1    NAME OF REPORTING PERSON
         SANDRA PORT ERRANT

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [ X]
                                                                  (b)  [  ]

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3    SEC USE ONLY

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4    SOURCE OF FUNDS                                              PF

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                [  ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED STATES OF AMERICA

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                                            7    SOLE VOTING POWER
NUMBER OF SHARES                                 18,490
BENEFICIALLY                                ------------------------------------
OWNED BY EACH                               8    SHARED VOTING POWER
REPORTING PERSON                                 3,011,436

WITH                                        ------------------------------------
                                            9    SOLE DISPOSITIVE POWER
                                                 18,490
                                            ------------------------------------
                                            10   SHARED DISPOSITIVE POWER
                                                 3,011,436

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,029,926

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                             [  ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         31.9% BASED ON 9,490,111 SHARES OF COMMON STOCK OUTSTANDING AS OF JULY 15, 2003

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER

               This statement relates to the Common Stock, par value $1.00 per share (the "Common Stock"), of Lawson Products, Inc., a Delaware corporation (the "Issuer"), having its principal executive offices at 1666 East Touhy Road, Des Plaines, Illinois 60018.

ITEM 2.  IDENTITY AND BACKGROUND

                  (a) Names of the Reporting Persons: Ronald Port Roberta Port Washlow Sandra Port Errant

                  (b) 1666 East Touhy Road, Des Plaines, Illinois 60018 is the business address for each reporting person.

                  (c) Ronald Port is a retired physician and has been a director of the Issuer since 1984. Roberta Port Washlow is a homemaker. Sandra Port Errant is a homemaker.

                  (d), (e) During the last five years no reporting person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such reporting person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) All reporting persons are citizens of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On September 30, 2003, each reporting person and a trust for the benefit of such reporting person (of which the reporting person is a co-trustee) purchased partnership interests (the "Partnership Interests") in two family limited partnerships (each a "Partnership", collectively, the "Partnerships"). The Partnerships own in the aggregate 3,011,436 shares of Issuer Common Stock. The purchase price of the Partnership Interests was the aggregate fair market value of the Partnership Interests on September 30, 2003 as will be determined by an independent appraiser selected by the parties. The purchasers of the Partnership Interests issued promissory notes in payment for the Partnership Interests and intend to pay the promissory notes with personal funds. The maturity date of the promissory notes is August 31, 2006 and each bears interest at 2.02% per year. The payment of all principal and interest is due and payable on August 31, 2006.

ITEM 4.  PURPOSE OF TRANSACTION

         Reference is made to Item 3.

         None of the reporting persons has any plans or proposals which relate to or would result in his or her acquisition of additional Common Stock or any other events described in Item 4(a) through 4(j). Each reporting person may, at any time and from time to time, review or reconsider his/her position and/or change his/her purpose and/or formulate plans or proposals with respect thereto.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) and (b) 3,011,436 shares of Common Stock, representing approximately 31.7% of the outstanding Common Stock of the Issuer, are owned by the Partnerships in which the reporting persons' and trusts for their benefit own all of the general and limited partnership interests. The partners of each Partnership have selected the reporting persons to act as the Managing General Partners. The Managing General Partners have the authority to bind each Partnership with the approval of a majority of the Managing General Partners. Each reporting person hereby specifically disclaims beneficial ownership in the shares of Common Stock in which the individual does not have economic benefit.

Reference is made to the cover page of this Schedule 13D for information on Common Stock ownership. Each reporting person hereby specifically disclaims beneficial ownership in the shares of Common Stock directly owned by the other reporting persons.

(c) reference is made to Item 3.

(d) not applicable.

(e) not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

               Reference is made to Item 3.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

               None

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Ronald Port, Roberta Port Washlow, Robert J. Washlow and Sandra Port Errant and each of them, his/her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him/her and in his/her name, place and stead, in any and all capacities to sign any or all amendments to this Schedule 13D, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.



Dated:  October 1, 2003


                                                 /s/ Ronald Port
                                                 -------------------------------
                                                 Ronald Port


                                                 /s/ Roberta Port Washlow
                                                 -------------------------------
                                                 Roberta Port Washlow


                                                 /s/ Sandra Port Washlow
                                                 -------------------------------
                                                 Sandra Port Washlow